Exhibit 99.(a)(1)(B) (Form of email accompanying distribution of the Exchange Offer)
CFO Announcement Email
Dear Fellow QADers:
As a follow-up to my email on 6-May-2009, I am pleased to announce that at last week’s 2009 QAD Annual Stockholder Meeting, our stockholders approved a one-time stock option and stock-settled stock appreciation right exchange program (Exchange Program). Under the Exchange Program, eligible employees can choose to exchange certain options and stock-settled stock appreciation rights (SARs) for new SARs covering fewer shares at a lower exercise price.
The full details of the rules that govern the exchange program are contained in the Tender Offer and the associated exhibits that were filed with the SEC today. The documents may also be found on the equity exchange website.
I’d like to reiterate the Board of Directors goals in proposing the Exchange Program. The Board of Directors hopes to achieve two goals. First, like many companies, the market price of our common stock over the last several years has significantly declined. As a result, many of us hold options and SARs with exercise prices significantly higher than the current market price of our stock. We believe the exchange program will strengthen incentives and reward employees for contributing to our long-term growth and success. Additionally, in authorizing a program that will permit employees to exchange existing options and SARs for a lesser number of new SARs, we hope to reduce the overhang of outstanding equity awards, a move we expect to be positively received by investors. Overhang refers to the total number of shares subject to outstanding equity awards (such as stock options and SARs) as a percentage of QAD’s total shares of common stock outstanding.
There are several critical dates for the exchange program, the three key dates are:

17-June-2009 OPENING	Exchange Program Opens, the Exchange Website will be available to employees.

15-July-2009 CLOSING	Exchange Offer Period Closes at 9pm Pacific, if you wish to participate in the Exchange Program you must submit your election by this date / time.

16-July-2009 NEW GRANTS	Exchange takes place for eligible grants where an election to exchange was received prior to the close of the offer period, new SARs will be priced.
QAD has set up an equity exchange website which has further detail on how the program works, additional detail to assist your decision on participation and the process for making an election to participate.
You should:
1.	Review the presentation attached to this email,

2.	Visit the equity exchange website at: www.qadequityexchange.com,

3.	Review the documents located on the equity exchange website in full at your earliest opportunity, and

4.	Seek advice from your personal tax and financial planning advisors.
Regards,
Daniel